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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


              -------------------------------------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 2)



                  NEW WORLD COMMUNICATIONS GROUP INCORPORATED
                               (Name of Issuer)



     Class A Common Stock, par value $0.01 per share CUSIP No. 64927A 10 3
  --------------------------------------------------------------------------
                        (Title of Class of Securities)


     Class B Common Stock, par value $0.01 per share CUSIP No. 64927A 20 2
  --------------------------------------------------------------------------
                        (Title of Class of Securities)












                       (CONTINUED ON FOLLOWING PAGE(S))


                                 Page 1 of 10



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CUSIP NO. 64927A 10 3                                              Page 2 of 10
CUSIP NO. 64927A 20 2




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                           38,692,236 Shares of Class A Common Stock (reflects 37,192,236 Shares of Class B Common Stock convertible at any time into an equal number of Shares of Class A Common Stock and 1,500,000 Class B warrants immediately exercisable for Class B Common Stock which are convertible into Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                    38,692,236 Shares of Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    38,692,236 Shares of Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          98.1% of Class B Common Stock (52.6% of aggregate Common Stock outstanding)

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 64927A 10 3                                              Page 3 of 10
CUSIP NO. 64927A 20 2




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           NWCG HOLDINGS CORPORATION

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                           34,510,000 Shares of Class A Common Stock (reflects 34,510,000 Shares of Class B Common Stock convertible at any time into an equal number of Shares of Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                    34,510,000 Shares of Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    34,510,000 Shares of Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         90.9% of Class B Common Stock (47.9% of aggregate Common Stock outstanding)

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 64927A 10 3                                              Page 4 of 10
CUSIP NO. 64927A 20 2




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    NWCG (PARENT) HOLDINGS CORPORATION

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                           37,192,236 Shares of Class A Common Stock (reflects 37,192,236 Shares of Class B Common Stock convertible at any time into an equal number of Shares of Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                    37,192,236 Shares of Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    37,192,236 Shares of Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                            [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          98.0% of Class B Common Stock (51.6% of aggregate Common Stock outstanding)

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 64927A 10 3                                              Page 5 of 10
CUSIP NO. 64927A 20 2




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           ANDREWS GROUP INCORPORATED

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                           38,692,236 Shares of Class A Common Stock (reflects 37,192,236 Shares of Class B Common Stock convertible at any time into an equal number of Shares of Class A Common Stock and 1,500,000 Class B warrants immediately exercisable for Class B Common Stock which are convertible into Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                    38,692,236 Shares of Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    38,692,236 Shares of Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         98.1% of Class B Common Stock (52.6% of aggregate Common Stock outstanding)

12.      TYPE OF REPORTING PERSON

                                            CO


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CUSIP NO. 64927A 10 3                                              Page 6 of 10
CUSIP NO. 64927A 20 2



Item 1(a):                 Name of Issuer.

                           NEW WORLD COMMUNICATIONS GROUP INCORPORATED (the "Company")

Item 1(b):                 Address of Issuer's Principal Executive Offices.

                           3200 Windy Hill Road
                           Atlanta, Georgia  30339

Item 2(a):                 Name of Persons Filing.

                           NWCG Holdings Corporation ("NWCG Holdings") is a wholly owned subsidiary of NWCG (Parent) Holdings Corporation ("NWCG Parent") which, in turn, is a wholly owned subsidiary of Andrews Group Incorpo-rated ("Andrews Group"). Andrews Group is an indirect wholly owned subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.


Item 2(b):                 Address of Principal Business Office.

                           The principal business offices of NWCG Holdings and NWCG Parent are located at 1013 Centre Road, Wilmington, Delaware 19805. The principal business offices of Andrews Group are located at 3200 Windy Hill Road, Atlanta, Georgia. The principal business offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):                 Citizenship.

                           NWCG Holdings, NWCG Parent, Andrews Group and Mafco Holdings each are Delaware corporations.

Item 2(d):                 Title of Class of Securities.

                           Class A Common Stock, par value $.01 per share.




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CUSIP NO. 64927A 10 3                                              Page 7 of 10
CUSIP NO. 64927A 20 2



Item 2(e):                 CUSIP Number.

                           64927A 10 3

Item 3:                    Not Applicable

Item 4:                    Ownership.

                           At December 31, 1996 NWCG Holdings owned directly 34,510,000 shares of Class B Common Stock, which represented approximately 90.9% of the total number of Class B Common Stock outstanding and represented 47.9% of the aggregate Common Stock outstanding on December 31, 1996. NWCG Parent owned directly 2,682,236 shares of Class B Common Stock, which represented approximately 7.1% of the total number of shares of Class B Common Stock outstanding and represented 3.7% of the aggregate Common Stock outstanding on December 31, 1996. NWCG Parent may be deemed to own beneficially the shares owned by NWCG Holdings. Andrews Group owned directly 1,500,000 Class B warrants each exercisable at any time at $8.47 for an aggregate of 1,500,000 shares of Class B Common Stock. If such warrants were exercised, such 1,500,000 shares would represent 3.8% of the outstanding shares of Class B Common Stock and 2% of the aggregate common stock outstanding. Mafco may be deemed to own beneficially the shares owned by NWCG Holdings, NWCG Parent and Andrews Group. Ronald O. Perelman owns all of the capital stock of Mafco.

                           On January 22, 1997, pursuant to a Stock Purchase Agreement, dated as of September 24, 1996, a copy of which is incorporated herein by reference to
                           Exhibit 2.3 to the Current Report on Form 8-K filed by New World Communications Group Incorporated, dated September 24, 1996 (the "Form 8-K"), 37,192,236 shares of Class B Common Stock were sold to Fox Television Stations, Inc., in accordance with the provisions of such Stock Purchase Agreement. On January 22, 1997, pursuant to the Agreement and Plan of Merger, dated as of September 24, 1996, a copy of which is incorporated herein by reference to Exhibit 2.2 of the Form 8-K, the Class B warrants became exercisable for American Depositary Receipts of the News Corporation Limited in accordance with the provisions of such Agreement and Plan of Merger.






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CUSIP NO. 64927A 10 3                                             Page 8 of 10
CUSIP NO. 64927A 20 2



                        (a)  Amount Beneficially Owned:

                                 38,692,236 shares of Class A Common Stock, as described above.

                        (b)  Percent of Class:

                                 Approximately 98.1% of Class B Common
                                 Stock based upon an aggregate of
                                 39,451,274 shares of Class B Common Stock outstanding on December 31, 1996 (assuming exercise of the warrants). At December 31, 1996, 34,107,459 shares of Class A Common Stock were outstanding. Therefore, the Class B Common Stock owned represented 52.6% of the aggregate Common Stock outstanding. Shares of Class A Common Stock have one vote per share. Shares of Class B Common Stock have ten votes per share. Accordingly, ownership of such 38,692,236 shares of Class B Common Stock, possessed approximately 91.9% of the Common Stock voting power.

                        (c) Number of shares as to which such person has:

                                 (i)   Sole power to vote or to direct
                                         the vote........................-0-

                                 (ii)  Shared power to vote or to direct
                                         the vote ................38,692,236

                                 (iii) Sole power to dispose or to direct
                                         the disposition of............. -0-

                                 (iv)  Shared power to dispose or to direct
                                         the disposition of.......38,692,236

Item 5:        Owner of Five Percent or Less of a Class.

                        Not Applicable


Item 6:        Ownership of More than Five Percent on Behalf of Another Person.

                        At December 31, 1996, all of the shares owned were pledged to secure obligations.






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CUSIP NO. 64927A 10 3                                              Page 9 of 10
CUSIP NO. 64927A 20 2



Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                           Not Applicable


Item 9:           Notice of Dissolution of Group.

                           Not Applicable


Item 10:          Certification.

                           Not Applicable



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CUSIP NO. 64927A 10 3                                             Page 10 of 10
CUSIP NO. 64927A 20 2


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997

                                   NWCG HOLDINGS CORPORATION
                                   NWCG (PARENT) HOLDINGS CORPORATION




                                   By:     /s/ Glenn P. Dickes
                                      -------------------------------------
                                      Name:    Glenn P. Dickes
                                      Title:     Vice President



                                   MAFCO HOLDINGS INC.



                                   By:     /s/ Glenn P. Dickes
                                      -------------------------------------
                                      Name:    Glenn P. Dickes
                                      Title:     Senior Vice President